RAADR, INC.

1680 Michigan Avenue, Suite 700

Miami Beach, Florida 33139

April 10, 2025

VIA EDGAR

Ms. Aliya Ishmukhamedova

Mr. Matthew Derby

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Raadr, Inc.

Offering Statement on Form 1-A (the “Offering Statement”)

File No. 024-12538

Dear Ms. Ishmukhamedova and Mr. Derby:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified Friday, April 11, 2025, at 4:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Companys represents that the Offering Statement will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

•should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Daniel Contreras

Daniel Contreras

Chief Executive Officer

Raadr, Inc.